Exhibit (a)(8)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOHN P. HEGARTY, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)
	)	Civil Action No.
INHIBITEX, INC., MICHAEL A. HENOS,	)
M. JAMES BARRETT, GABRIELE M.	)
CERRONE, CHRIS MCGUIGAN,	)
RUSSELL M. MEDFORD, RUSSELL H.	)
PLUMB, MARC L. PREMINGER, A.	)
KEITH WILLARD, INTA ACQUISITION	)
CORPORATION, and BRISTOL-MYERS	)
SQUIBB COMPANY,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for his Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of himself and the public shareholders of Inhibitex, Inc. (“Inhibitex” or the “Company”) against Inhibitex, the directors of Inhibitex, and Bristol-Myers Squibb Company (“Bristol-Myers”) arising out of their agreement to sell Inhibitex to Bristol-Myers (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2. On January 7, 2012, Inhibitex entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Bristol-Myers will acquire Inhibitex in a transaction valued at approximately $2.5 billion, after which Inhibitex will merge into a Bristol-Myers controlled entity. Under the terms of the Proposed Transaction, Inhibitex shareholders will receive $26 per Inhibitex share (the “Offer Price”). The Proposed Transaction has been approved by Inhibitex’s Board of Directors (the “Board”) and on January 13, 2012, Bristol-Myers commenced the tender offer (the “Tender Offer”).

3. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of Inhibitex to Bristol-Myers on terms preferential to Bristol-Myers, but detrimental to plaintiff and the other public stockholders of Inhibitex. Plaintiff seeks to enjoin the Proposed Transaction.

PARTIES

4. Plaintiff owns and has owned common stock of Inhibitex continuously since prior to the wrongs complained of herein.

5. Inhibitex is a Delaware corporation and maintains its principal executive offices at 9005 Westside Parkway, Alpharetta, Georgia. The Company is a biopharmaceutical company focusing on the development of anti-infection drugs to prevent or treat serious infections. It primarily focuses on products to treat shingles and chronic infections caused by hepatitis C virus (“HCV”). Inhibitex’s common stock trades on the NASDAQ Exchange under the ticker “INHX.” As of January 6, 2012, Inhibitex had 80,398,198 shares of common stock outstanding.

6. Defendant Michael A. Henos (“Henos”) is Chairman of the Board and has served in that capacity since April 2001.

7. Defendant M. James Barrett (“Barrett”) has served as a member of the Board since 2002.

8. Defendant Gabriele M. Cerrone (“Cerrone”) has served as a director since 2007.

9. Defendant Chris McGuigan (“McGuigan”) has served as a director since 2007.

10. Defendant Russell M. Medford (“Medford”) has served as a director since 1997.

11. Defendant Russell H. Plumb (“Plumb”) is the Chief Executive Officer (“CEO”) of the Company and has served as a director since 2007.

12. Defendant Marc L. Preminger (“Preminger”) has served as a director since 2003.

13. Defendant A. Keith Willard (“Willard”) has served as a director since 2005.

14. Defendant Bristol-Myers, headquartered at 345 Park Avenue, New York, New York, is a global biopharmaceutical company engaged in the research, development and sale of medicines.

15. Defendant Inta Acquisition Corporation (“Inta Acquisition”) entered into the Merger Agreement with Inhibitex and was formed by Bristol-Myers for the purpose of affecting the Proposed Transaction.

16. The defendants identified in 6-13 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Inhibitex, and owe plaintiff and Inhibitex’s other shareholders the highest obligations of loyalty, good faith, fair dealing and due care.

17. Each of the Individual Defendants at all times had the power to control and direct Inhibitex to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Inhibitex shareholders.

18. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

FACTUAL ALLEGATIONS

19. Inhibitex’s primary pipeline drug is INX-189, which is currently undergoing clinical trials. INX-189 is developed to treat chronic infections caused by HCV. Significant financial potential relies on the continued success of INX-189 in clinical trials.

20. On November 4, 2011, the Company issued a press release announcing its third quarter 2011 financial results and updated investors and analysts on corporate developments. The financial results showed an increase in revenue to $1.3 million compared to $0.3 million in the third quarter of 2010 but a $5.3 million net loss, equal to the loss posted in the third quarter of 2010. The November 4, 2011 press release stated in pertinent part:

Third Quarter 2011 Financial Results

As of September 30, 2011, the Company held $53.7 million in cash, cash equivalents, short-term and long-term investments.

The Company reported a net loss in the third quarter of 2011 of $5.3 million, which was the same net loss it reported in the third quarter of 2010. While the net loss in each of these quarters was essentially the same, the net loss in the third quarter of 2011 resulted from an increase in milestone revenue earned in the quarter that was offset by higher research and development expense. Basic and diluted net loss per share was $0.07 for the third quarter of 2011, as compared to $0.08 for the third quarter of 2010.

Revenue for the third quarter of 2011 increased to $1.3 million from $0.3 million in the third quarter of 2010 due to a $1.0 million milestone earned and received from our licensee and collaborator, Pfizer, Inc. associated with the initiation of a Phase 1/ 2 clinical trial of a 4-antigen Staphylococcus aureus (S. aureus) vaccine (SA4Ag) during the quarter.

Research and development expense increased to $5.7 million in the third quarter of 2011 from $4.7 million in the third quarter of 2010. The $1.0 million increase was primarily due to a $0.4 million increase in direct costs incurred with the initiation of both the Phase 2 genotype 2/3 clinical trial of INX-189 and the additional clinical trial of INX-189 designed to evaluate higher doses of INX-189 administered as monotherapy or in combination with ribavirin for seven days, as well as an increase in non-direct expenses of $0.6 million related to an increase in research and development personnel and higher use of laboratory supplies.

General and administrative expense was $0.9 million in the third quarter of 2011, which was the same amount as reported in the third quarter of 2010.

21. The truly notable aspect of the November 4, 2011 press release, however, was that the Company announced that milestones had been reached in the development of INX-189:

Recent Corporate Developments

INX-189 for Chronic Hepatitis C – The Company today reported top-line safety and antiviral data from the first cohort of its ongoing clinical trial of INX-189, which is primarily designed to further evaluate the safety, tolerability, pharmacokinetics and antiviral activity of higher doses of INX-189, administered as monotherapy, or in combination with ribavirin, for seven days in treatment-naïve patients with chronic HCV genotype 1. In this study, 200 mg INX-189, dosed once-daily for seven days, continued to demonstrate potent and dose-dependent antiviral activity with a median HCV RNA reduction from baseline of -4.25 log10 IU/mL. Further, 200 mg INX-189 was generally well tolerated, and there were no serious adverse events (SAE) or dose dependent adverse events (AE) observed.

In September, the Company announced the initiation of this trial, which includes other planned cohorts of 100 mg INX-189 dosed once daily in combination with ribavirin, 100 mg INX-189 dosed twice daily as monotherapy, 100 mg INX-189 dosed with food, and possibly higher monotherapy doses of INX-189. Earlier this year, the Company reported positive top-line safety and antiviral data from its initial multiple ascending dose Phase 1b clinical trial of INX-189, whereby INX-189, when dosed once-daily at 9 mg, 25 mg, 50 mg and 100 mg for seven days, demonstrated dose-dependent antiviral activity with median HCV RNA reductions from baseline of -0.64, -1.00, -1.47, and -2.53 log10 IU/mL, respectively.

The Company also reported today that it has initiated a Phase 1 drug/drug interaction study in healthy volunteers of INX-189 and an HCV direct acting antiviral compound, the objective of which is to evaluate the safety, tolerability and pharmacokinetics of the two compounds in contemplation of the Company expanding its Phase 2 clinical development program to include interferon-free combinations of INX-189 with other antiviral agents in HCV genotype 1, 2, and 3 patients in 2012. The Company anticipates that this study will be completed by year-end.

In September, the Company also announced the commencement of a 90-patient randomized, placebo controlled, response-guided, Phase 2 clinical trial to evaluate the safety, tolerability and antiviral activity of INX-189 in combination with pegylated interferon and ribavirin in chronic HCV-infected genotype 2 and 3 treatment-naïve patients. This ongoing clinical trial is designed to evaluate three once-daily doses of INX-189 (25 mg, 50 mg and 100 mg) administered in combination with pegylated interferon and ribavirin for 12 weeks, and includes a control arm in which patients will receive placebo and standard of care treatment (a combination of pegylated interferon and ribavirin for 24 weeks). Each INX-189 combination treatment cohort in the trial is expected to include 25 patients, and the control arm is expected to include 15 patients. Patients in the INX-189 containing treatment arms that achieve an extended rapid viral response, or eRVR, defined as having HCV RNA below the level of detection after 28 days and 12 weeks of dosing, will stop all therapy after 12 weeks. Those patients who do not achieve an eRVR will continue receiving pegylated interferon and ribavirin for 12 additional weeks. Patients will be followed for 24 weeks after end-of-treatment to determine if they achieve a sustained viral response (SVR), which is the currently accepted definition of cure for chronic HCV infections. The Company anticipates completing enrollment in this trial around year end.

The Company is presenting two abstracts at the upcoming annual meeting of the American Association for the Study of Liver Diseases (AASLD) in San Francisco beginning November 4, 2011. On August 2, 2011, AASLD posted the titles of these abstracts on its website, which are:

•	Antiviral Activity and Safety of INX-08189, a Nucleotide Polymerase Inhibitor, Following 7-Days of Oral Therapy in Naïve Genotype-1 Chronic HCV Patients

•	Preclinical Characterization of a Series of Highly Potent Phosphorodiamidate Nucleotide Analogue Inhibitors of Hepatitis C Polymerase.

FV-100 – In August, the Company announced its intentions to file a protocol and other associated submissions, including a patient reported outcomes (PRO) dossier, to the FDA for a proposed Phase 2b trial of FV-100 in order to obtain feedback on the protocol, its PRO methodology, and a regulatory pathway that could potentially support an indication for the reduction of shingles-associated pain and/or the incidence of post-herpetic neuralgia (PHN). The Company anticipates submitting these documents to the FDA this month. Subject to satisfactory regulatory review and feedback concerning the proposed clinical endpoints and the potential to support an indication for the reduction of shingles-associated pain and/or incidence of PHN, the Company will determine whether it will initiate the proposed Phase 2b study of FV-100 in 2012.

22. On November 29, 2011 the Company issued another update, noting its intent to expand its clinical trials:

Recent Corporate Developments

INX-189 for Chronic Hepatitis C – The Company today reported top-line safety and antiviral data from an ongoing Phase 1b extension trial of INX-189, which is designed to further evaluate the safety, tolerability, pharmacokinetics and antiviral activity of various doses of INX-189, administered as monotherapy or in combination with RBV, for seven days in treatment-naïve patients infected with chronic HCV genotype 1. In the ongoing trial, 100 mg INX-189, dosed once-daily for seven days in combination with RBV, continued to demonstrate potent and dose-dependent synergistic antiviral activity with a median HCV RNA reduction from baseline of -3.79 log10 IU/mL. Further, 100 mg INX-189 in combination with RBV was well tolerated and there were no serious adverse events. For comparison purposes, in a clinical trial completed earlier this year, 100 mg INX-189 dosed as monotherapy once-daily for seven days resulted in a median -2.53 log10 IU/mL reduction in HCV RNA levels. In this same clinical trial, the Company also reported antiviral data indicating that INX-189, when dosed once-daily at 9 and 25 mg in combination with RBV for seven days, demonstrated dose-dependent, synergistic antiviral activity.

The Company also reported today that, subject to regulatory review, it plans to further expand its ongoing Phase 1b extension trial to evaluate once-daily doses of 200 mg INX-189 in combination with RBV; 300 mg INX-189 as monotherapy; and 200 mg INX-005 (a single isomer of INX-189) as monotherapy, respectively, for seven days. The Company anticipates that the Phase 1b extension trial will be completed in the first quarter of 2012.

Additionally, the Company reported that it plans to submit a protocol amendment this quarter to its ongoing Phase 2 study in genotype 2 and 3 HCV-infected patients to include the evaluation of 100 mg and 200 mg of INX-189 dosed once-daily in combination with RBV for 12 weeks.

23. Just as shareholders were looking forward to reaping the benefits of the Company’s success, Bristol-Myers and Inhibitex issued a joint press release on January 7, 2012 announcing the Proposed Transaction:

NEW YORK & PRINCETON, N.J. & ATLANTA—(BUSINESS WIRE)—Bristol-Myers Squibb Company (NYSE: BMY) and Inhibitex, Inc. (Nasdaq: INHX) announced today that the companies have signed a definitive agreement under which Bristol-Myers Squibb will acquire Inhibitex for $26.00 per share in cash pursuant to a cash tender offer and second step merger. The transaction, with an aggregate purchase price of approximately $2.5 billion, has been approved by the boards of directors of both companies. The board of directors of Inhibitex has agreed to recommend that Inhibitex’s shareholders tender their shares in the tender offer. In addition, shareholders with beneficial ownership of approximately 17% of Inhibitex’s common stock have entered into agreements with Bristol-Myers Squibb to support the transaction and to tender their shares in the tender offer.

Inhibitex is a clinical-stage biopharmaceutical company dedicated to the development of innovative products that can treat or prevent serious infections, whose primary focus is on the development of nucleotide/nucleoside analogs for the treatment of hepatitis C virus (HCV). Its lead HCV asset is INX-189, an oral nucleotide polymerase (NS5B) inhibitor in Phase II development that has exhibited potent antiviral activity, a high barrier to resistance and pan-genotypic coverage. Nucleotides/nucleosides are emerging as an important class of antivirals that may play a critical role as the backbone of future direct-acting antiviral-only combination approaches to HCV treatment.

“The acquisition of Inhibitex builds on Bristol-Myers Squibb’s long history of discovering, developing and delivering innovative new medicines in virology and enriches our portfolio of investigational medicines for hepatitis C,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “There is significant unmet medical need in hepatitis C. This acquisition represents an important investment in the long-term growth of the company.”

“This transaction puts INX-189 and the Company’s other infectious disease assets in the hands of an organization that can more optimally develop them and which believes as strongly as we do in INX-189’s potential in the treatment of chronic HCV,” said Russell Plumb, President and Chief Executive Officer of Inhibitex. “Bristol-Myers Squibb’s expertise in antiviral drug development, and its existing complementary portfolio, will assure that the potential of INX-189 is realized as part of future oral combination therapies for millions of patients in need around the world.”

“Bristol-Myers Squibb continues to drive advances in the field of hepatitis C research and development through internal development and selective partnerships,” said Elliott Sigal, M.D., Ph.D., executive vice president, chief scientific officer and president, R&D, Bristol-Myers Squibb. “The addition of Inhibitex’s nucleotide polymerase inhibitor to our own promising portfolio, which includes other direct-acting antivirals, brings additional options to develop all-oral regimens with better cure rates, shorter duration of therapy and lower toxicity than the current standard of care.”

The transaction is expected to be dilutive to earnings for Bristol-Myers Squibb through 2016, with an expected impact on earnings per share of approximately $0.04 in 2012 and approximately $0.05 in 2013.

Under the terms of the definitive agreement, Bristol-Myers Squibb will commence a cash tender offer to purchase all of the outstanding shares of Inhibitex’s common stock for $26.00 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Inhibitex’s outstanding shares of common stock (on a fully diluted basis) and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $26.00 per share in cash. The merger agreement contains a provision under which Inhibitex has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

(Emphasis added).

24. On January 10, 2012, the Company filed a Form 8-K with the Securities and Exchange Commission (“SEC”) including the Merger Agreement as an exhibit thereto. The Merger Agreement demonstrates that the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as its future growth in profits and earnings. Inhibitex shareholders will be cashed out of their investment in the Company and will not share in the synergies and future growth of the combined post-merger Company. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Inhibitex shares in the Proposed Transaction.

25. The Proposed Transaction also unfairly prevents other companies’ potential interest in pursuing a proposed transaction or acquisition with Inhibitex by, inter alia: preventing the Company from negotiating with other bidders, and by including a termination fee of $75,879,404. According to the Merger Agreement, the termination fee is payable to Bristol-Myers if, under certain circumstances, Inhibitex terminates the Merger Agreement. This termination fee is grossly excessive and will unnecessarily deter other companies from making higher offers for Inihibtex. The fee would ultimately be borne by any competing bidder for Inhibitex, which serves ultimately to prejudice Inhibitex shareholders’ ability to receive maximum consideration for their shares in any transactions.

26. Additionally, the Board agreed to an onerous “No Solicitation” provision that prevents the Company and any of its employees, directors or officers from discussing any potential transaction that would be more beneficial to Inhibitex’s public stockholders, including soliciting proposals relating to alternative business combinations.

27. The Merger Agreement does provide for limited situations in which the Board may enter into discussions and/or negotiations in response to an unsolicited competing bid. Even then, however, the Merger Agreement requires the Board to provide Bristol-Myers with written notice of the alternative proposal, including, but not limited to, notifying Bristol-Myers of the identity of each suitor within twenty-four hours.

Section 5.02(b) of the Merger Agreement states:

Notwithstanding the provisions of Sections 5.02(a) or anything else in this Agreement to the contrary, at any time prior to the Offer Closing, the Company may, subject to compliance with this Section 5.02(b), in response to an unsolicited bona fide written Takeover Proposal from any Person after the date of this Agreement that the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, and after the Company Board having determined in good faith, after consultation with outside legal counsel, that failure to take the following actions would be inconsistent with the Company Board’s fiduciary duties under applicable Laws, (i) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives) pursuant to a customary standstill and confidentiality agreement (which need not restrict such Person from making an unsolicited Takeover Proposal) on terms no less favorable to the Company than those contained in the Confidentiality Agreement (a “Qualifying Confidentiality Agreement”), provided that the Company shall promptly make available to Parent any information concerning the Company and its Subsidiaries that is provided to any Person making such Takeover Proposal that is given such access and which information was not previously made available to Parent or its Representatives, and (ii) participate in discussions and negotiations with the Person making such unsolicited bona fide written Takeover Proposal (and such Person’s Representatives) regarding such Takeover Proposal. Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions permitted by clause (i) of this Section 5.02(b), except in a manner consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Takeover Proposals prior to the date of this Agreement. The Company shall as promptly as reasonably practicable (and in any event, within twenty-four (24) hours) advise Parent orally and in writing of the receipt of any proposals, inquiries or offers with respect to a Takeover Proposal after the date of this Agreement, the material terms and conditions of any such Takeover Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and the identity of the Person or group of Persons making any such Takeover Proposal. The Company shall keep Parent reasonably informed on a prompt basis of the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified, and material details of any such Takeover Proposal and provide Parent with any documents describing or evidencing any such Takeover Proposal sent by or provided to the Company or any of its Subsidiaries or Representatives as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt or delivery thereof).

(Merger Agreement at 51-52).

28. The same section of the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances and grants a “matching right” with respect to any “Superior Proposal” made to Inhibitex:

Notwithstanding the provisions of Sections 5.02(a) or anything else in this Agreement to the contrary, at any time prior to the Offer Closing, the Company may, subject to compliance with this Section 5.02(b), in response to an unsolicited bona fide written Takeover Proposal from any Person after the date of this Agreement that the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, and after the Company Board having determined in good faith, after consultation with outside legal counsel, that failure to take the following actions would be inconsistent with the Company Board’s fiduciary duties under applicable Laws, (i) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives) pursuant to a customary standstill and confidentiality agreement (which need not restrict such Person from making an unsolicited Takeover Proposal) on terms no less favorable to the Company than those contained in the Confidentiality Agreement (a “Qualifying Confidentiality Agreement”), provided that the Company shall promptly make available to Parent any information concerning the Company and its Subsidiaries that is provided to any Person making such Takeover Proposal that is given such access and which information was not previously made available to Parent or its Representatives, and (ii) participate in discussions and negotiations with the Person making such unsolicited bona fide written Takeover Proposal (and such Person’s Representatives) regarding such Takeover Proposal. Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions permitted by clause (i) of this Section 5.02(b), except in a manner consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Takeover Proposals prior to the date of this Agreement. The Company shall as promptly as reasonably practicable (and in any event, within twenty-four (24) hours) advise Parent orally and in writing of the receipt of any proposals, inquiries or offers with respect to a Takeover Proposal after the date of this Agreement, the material terms and conditions of any such Takeover Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and the identity of the Person or group of Persons making any such Takeover Proposal. The Company shall keep Parent reasonably informed on a prompt basis of the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified, and material details of any such Takeover Proposal and provide Parent with any documents describing or evidencing any such Takeover Proposal sent by or provided to the Company or any of its Subsidiaries or Representatives as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt or delivery thereof).

(Merger Agreement at 52-53).

29. Furthermore, the Merger Agreement contains an irrevocable “Top-Up” option designed to permit Bristol-Myers to perform a short-form merger even if the Tender Offer fails to obtain the tender of 90% of shares outstanding. In the Merger Agreement, Inhibitex has granted Inta Acquisition an option to purchase newly issued Inhibitex shares so that after the exercise of the Top-Up, Inta Acquisition will own one share more than the number necessary for Inhibitex to be merged with Inta Acquisition via short-form merger. The Top-Up option is coercive. Under the Merger Agreement, Bristol-Myers may exercise the Top-Up option and obtain the newly issued shares even if such issuance would still not provide Bristol-Myers with enough shares to reach the 90% threshold necessary to effect a short-form merger. As a result, even a minority of public backing for the Tender Offer could result in Bristol-Myers seizing control of the Company at 50 plus 1 percent.

30. The inclusion of the massive termination fee, the Top-Up and No Solicitation provisions are deal protections that serve to deter competing parties from making bids and prevents the Inhibitex Board from properly exercising their fiduciary duties to obtain the best available strategic alternative–and resulting maximum value–for Inihibitex’s shareholders.

31. These deal protections erect barriers to competing offers and substantially increase the likelihood that the Proposed Transaction will be consummated, leaving Inhibitex shareholders with limited opportunity to consider any superior offer. When viewed collectively, these provisions cannot be justified as reasonable or proportionate measures to protect Inhibitex’s investment in the transaction process.

32. Even worse than the aforementioned deal protections is that the Proposed Transaction has been pushed through and locked up the Company’s largest shareholders, including defendants Plumb, Barrett and Cerrone, who signed a Tender and Support Agreement. The shareholders signing the agreement own a combined 17% of the Company and have entered into agreements binding them to tender their shares to Bristol-Myers. This is at odds with the interests of the rest of Inhibitex’s shareholders who would be best served if the Company was adequately shopped to potential bidders.

33. Additionally, it is unclear what “market check” if any Inihibitex performed to determine the value the company would likely fetch if it were sold or merged with another company. The Individual Defendants therefore did not satisfy their fiduciary duty to use all reasonable efforts to obtain the best possible transaction for Inhibitex shareholders.

34. On January 13, 2012, Bristol-Myers announced that it was commencing the tender offer, “to purchase all outstanding shares of common stock of Inhibitex Inc.” for $26.00 per share in cash. At present, no supporting documentation has been filed with the SEC.

35. The Proposed Transaction comes at a time when the Company’s prospects for growth and increased revenue are substantially increasing as INX-189 makes its way through regulatory hurdles. Inhibitex has yet to disclose material information concerning the Offer Price in SEC filings related to the Proposed Transaction. Nevertheless, the Offer Price unfairly caps the Company’s value given that Inhibitex continues to have strong growth prospects and that the Company’s shareholders will be ceding control of the Company.

36. Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public shareholders. The Company has been improperly valued and shareholders will likely not receive adequate or fair value for their Inhibitex common stock in the Proposed Transaction.

37. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

38. Plaintiff and the other members of the Class have no adequate remedy at law.

CLASS ACTION ALLEGATIONS

39. Plaintiff brings this action pursuant to Court of Chancery Rule 23, on his own behalf and as a class action on behalf of the public shareholders of Inhibitex common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

40. This action is properly maintainable as a class action.

41. The Class is so numerous that joinder of all members is impracticable. As of January 2012, there were approximately 80 million publicly held shares of Inhibitex common stock outstanding, held by hundreds of individuals and entities scattered throughout the country.

42. Questions of law and fact are common to the Class, including, among others:

a. Whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether plaintiff and the Class will be irreparably harmed if defendants’ conduct complained of herein continues.

43. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

44. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

45. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTIES AGAINST THE INDIVIDUAL DEFENDANTS

46. Plaintiff repeats and re-alleges each allegation set forth herein.

47. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Inhibitex. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive plaintiff and other members of the Class of the value of their investment in Inhibitex.

48. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty because, among other reasons:

(a) they have failed to properly value the Company;

(b) they have failed to take steps to maximize the value of Inhibitex to its public shareholders; and

(c) they have agreed to terms in the Merger Agreement that favor Bristol-Myers and deter alternative bids.

49. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair proportionate share of Inhibitex’s valuable assets and businesses, to the irreparable harm of the Class.

50. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

AGAINST BRISTOL-MYERS AND INTA ACQUISITION FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

51. Plaintiff repeats and re-alleges each allegation set forth herein.

52. Defendant Bristol-Myers and Inta Acquisition, by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

53. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Bristol-Myers and Inta Acquisition, who, therefore, have aided and abetted such breaches in the possible sale of Inhibitex to Bristol-Myers.

54. As a result of the unlawful actions of defendants Bristol-Myers and Inta Acquisition, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for the Company’s assets and business. Unless the actions of defendants Bristol-Myers and Inta Acquisition are enjoined by the Court, Bristol-Myers and Inta Acquisition will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

55. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

D. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: January 13, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

HARWOOD FEFFER LLP

Robert I. Harwood

488 Madison Avenue

New York, NY 10022

(212) 935-7400

Hegarty, John P vs Inhibitex Inc, Docket No. 7175 (Del. Ch. Jan. 13, 2012), Court Docket

General Information

Case Name	Hegarty, John P vs Inhibitex Inc

Docket Number	7175

Court	Delaware Court of Chancery

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